Kinder Morgan Energy Partners, L.P.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

March 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:                             Kinder Morgan Energy Partners, L.P.
Registration Statement on Form S-4 (as amended)
File No. 333-186623

Ladies and Gentlemen:

The undersigned, Kinder Morgan Energy Partners, L.P. (the “Partnership”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 9:30 a.m. Eastern time on Friday, March 29, 2013, or as soon thereafter as practicable.

The Partnership acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership respectfully requests that it be notified of such effectiveness by a telephone call to Troy L. Harder of Bracewell & Giuliani LLP at (713) 221-1456.

Very truly yours,

Kinder Morgan Energy Partners, L.P.

By:	Kinder Morgan G.P., Inc., its general partner

By:	Kinder Morgan Management, LLC, its delegate

By:	/s/ Joseph Listengart
Joseph Listengart
Vice President, General Counsel and Secretary

cc:                                Douglas L. Lawing, Copano Energy, L.L.C.

Lawrence S. Makow, Wachtell, Lipton, Rosen & Katz

R. Jay Tabor, Weil, Gotshal & Manges LLP

Troy L. Harder, Bracewell & Giuliani LLP